SEALSQ and WISeKey to Relocate Geneva Headquarters to Pont-Rouge in August 2026

Launch of the Geneva Quantum Center of Excellence

Geneva, Switzerland, February 23, 2026 -- SEALSQ Corp (NASDAQ: LAES) ("SEALSQ" or "Company"), a company that focuses on developing and selling Semiconductors, PKI, and Post-Quantum technology hardware and software products, and its parent, WISeKey International Holding Ltd (“WISeKey”) (SIX: WIHN, NASDAQ: WKEY), a leading global cybersecurity, blockchain, and IoT company today announced the relocation of their Geneva headquarters to Pont-Rouge in August 2026, reflecting the group’s rapid expansion and its ambition to lead the next era of trusted digital and quantum technologies.

Located in Lancy, Pont-Rouge is one of Switzerland’s most advanced and sustainable business districts, completed in 2023 and conceived as a next-generation urban and innovation hub. Centered around the Lancy-Pont-Rouge station, just six minutes from Geneva’s main station, it offers exceptional connectivity, low-carbon infrastructure, and a vibrant ecosystem of international companies, research actors, and innovation spaces.

Spanning more than 100,000 m², Pont-Rouge combines premium office facilities, co-working environments, restaurants, housing, and iconic buildings such as the 15-storey Alto tower. The district already hosts leading firms including EY and KPMG, alongside innovation-driven workspaces such as Westhive.

The Geneva Quantum Center of Excellence

The new headquarters will host the Geneva Quantum Center of Excellence, a flagship initiative designed to position Geneva as a global reference for applied, secure, and industrially deployable quantum technologies.

The Center will act as a deep-tech convergence platform, integrating quantum computing, post-quantum cybersecurity, secure semiconductors, space technologies, robotics, and AI into a unified, demonstrable ecosystem.

Core Components

SEALSQ Quantum Computer Hub

The Quantum Computer Hub will focus on practical quantum architectures, emphasizing:

•	Quantum-secure hardware roots of trust.
•	Co-design of qubits, control electronics, firmware, and cryptographic stacks.
•	Hybrid quantum / classical computing models optimized for real-world industrial use.
•	Secure interfaces between quantum processors and embedded systems.

Rather than pursuing purely academic experimentation, the hub is designed to industrialize quantum, enabling secure integration into critical infrastructures, defense, space, healthcare, mobility, energy, and financial systems.

Full Demonstration of Group Technologies

The Center will feature a live, end-to-end demonstration environment showcasing how the group’s technologies interoperate across domains:

•	Post-quantum secure semiconductors and secure elements.
•	Digital identity and PKI infrastructures.
•	Secure IoT and edge devices.
•	WISeRobot autonomous and secure robotic systems.
•	WISeSat space-based cybersecurity, satellite identity, and secure communications.
•	Blockchain-anchored trust services and decentralized authentication.

This environment will allow governments, industrial partners, investors, and academic institutions to experience a complete secure digital and quantum value chain in operation.

The SEALSQ Quantum Fund: Building a Root-to-Quantum Vertical Stack

At the heart of the Geneva Quantum Center of Excellence lies the SEALSQ Quantum Investment Fund, SEALQUANTUM.com, an investment platform of over USD 100 million dedicated to building a root-to-quantum vertical stack, whilst accelerating the deployment of sovereign, scalable and secure quantum technologies in the United States and in Europe.

The fund’s strategy covers the entire quantum value chain:

•	Quantum materials and device physics.
•	Qubit technologies and control layers.
•	Secure semiconductor design and manufacturing.
•	Post-quantum cryptographic algorithms and hardware acceleration.
•	Embedded systems, firmware, and secure operating environments.
•	System-level integration into IoT, satellites, robotics, and critical infrastructures.

The objective is to eliminate fragmentation between research, hardware, and deployment, creating sovereign, trusted, and certifiable quantum solutions that can be adopted at scale.

A Strategic Commitment to Geneva, Europe, and Technological Sovereignty

The relocation to Pont-Rouge and the creation of the Geneva Quantum Center of Excellence underline SEALSQ and WISeKey’s long-term commitment to:

•	European technological sovereignty in cybersecurity, semiconductors, and quantum computing
•	Post-quantum readiness for governments and critical industries
•	Sustainable and responsible innovation, aligned with Geneva’s international role
•	Human-centric technology, where security, trust, and ethics are foundational by design

By anchoring their future headquarters at Pont-Rouge, SEALSQ and WISeKey are not merely changing location, they are establishing a global reference platform for trusted digital and quantum infrastructures, designed in Europe and deployed worldwide.

About SEALSQ:

SEALSQ is a leading innovator in Post-Quantum Technology hardware and software solutions. Our technology seamlessly integrates Semiconductors, PKI (Public Key Infrastructure), and Provisioning Services, with a strategic emphasis on developing state-of-the-art Quantum Resistant Cryptography and Semiconductors designed to address the urgent security challenges posed by quantum computing. As quantum computers advance, traditional cryptographic methods like RSA and Elliptic Curve Cryptography (ECC) are increasingly vulnerable.

SEALSQ is pioneering the development of Post-Quantum Semiconductors that provide robust, future-proof protection for sensitive data across a wide range of applications, including Multi-Factor Authentication tokens, Smart Energy, Medical and Healthcare Systems, Defense, IT Network Infrastructure, Automotive, and Industrial Automation and Control Systems. By embedding Post-Quantum Cryptography into our semiconductor solutions, SEALSQ ensures that organizations stay protected against quantum threats. Our products are engineered to safeguard critical systems, enhancing resilience and security across diverse industries.

For more information on our Post-Quantum Semiconductors and security solutions, please visit www.sealsq.com.

Forward-Looking Statements

This communication expressly or implicitly contains certain forward-looking statements concerning SEALSQ Corp and its businesses. Forward-looking statements include statements regarding our business strategy, financial performance, results of operations, market data, events or developments that we expect or anticipate will occur in the future, as well as any other statements which are not historical facts. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include SEALSQ's ability to continue beneficial transactions with material parties, including a limited number of significant customers; market demand and semiconductor industry conditions; and the risks discussed in SEALSQ's filings with the SEC. Risks and uncertainties are further described in reports filed by SEALSQ with the SEC.

SEALSQ Corp is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

SEALSQ Corp. Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@sealsq.com	SEALSQ Investor Relations (US) The Equity Group Inc. Lena Cati Tel: +1 212 836-9611 lcati@theequitygroup.com